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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

          Under the Securities Exchange Act of 1934 (Amendment No. 4)*

                                HNC SOFTWARE INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   40425P 107
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                                 (CUSIP Number)

                               Michael E. Munayyer
 3200 ParkCenter Drive, Suite 500, Costa Mesa, California 92626, (714) 481-5200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 30, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 40425P 107              Schedule 13D                 Page 2 of 4 pages

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1)      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mishel E. Munayyer, aka Michael E. Munayyer, Trustee of the
        Michael Munayyer Trust dated August 11, 1995, SSN: ###-##-####
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2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [ ]
                                                                       (b)   [ ]
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3)      SEC USE ONLY

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4)      SOURCE OF FUNDS*

        Exchange of Shares in connection with the merger of CompReview, Inc. with FW1 Acquisition Corp., a subsidiary of HNC Software Inc.
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5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]

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6)      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                      7      SOLE VOTING POWER                  1,250,280 shares
NUMBER OF             ----------------------------------------------------------
SHARES                8      SHARED VOTING POWER                        0 shares
BENEFICIALLY          ----------------------------------------------------------
OWNED BY EACH         9      SOLE DISPOSITIVE POWER             1,250,280 shares
REPORTING             ----------------------------------------------------------
PERSON WITH           10     SHARED DISPOSITIVE POWER                   0 shares
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11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,250,280 shares of common stock
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12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [ ]
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13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        This Amendment has been filed to reflect that the percentage of shares owned has been reduced from 5.1%, as stated in Amendment No. 3, to approximately 4.9%. This reduction is the result of the issuance of additional shares of common stock by HNC Software, Inc., a Delaware corporation (the "Issuer"), subsequent to the filing of Amendment No. 3.
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14)     TYPE OF REPORTING PERSON*

        OO
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CUSIP NO. 40425P 107              Schedule 13D                 Page 3 of 4 pages

Item 1. Security and Issuer

        This statement relates to the shares of common stock, $.0001 par value per share (the "Shares") of the Issuer. The address of the Issuer is 5930 Cornerstone Court West, San Diego, California 92121.

Item 2. Identity and Background

        Michael E. Munayyer is Trustee of the Michael Munayyer Trust dated August 11, 1995 (the "Trust"). His principal business is serving as an officer of CompReview, Inc., a California corporation ("CompReview") which is engaged in the management of medical costs of workers' compensation through computer software programs. His principal address is 3200 ParkCenter Drive, Suite 500, Costa Mesa, California 92626.

        Mr. Munayyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        Mr. Munayyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        Mr. Munayyer is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

        Mr. Munayyer obtained the Shares as Trustee of the Trust in exchange for shares of common stock in CompReview, pursuant to a merger between CompReview and FW1 Acquisition Corp., a wholly-owned subsidiary of the Issuer ("FW1").

Item 4. Purpose of Transaction.

        Mr. Munayyer, as Trustee of the Trust, obtained the Shares for investment purposes in exchange for shares of CompReview's common stock pursuant to a merger between CompReview and FW1.

Item 5. Interest in Securities of the Issuer:

        Mr. Munayyer, as Trustee of the Trust, owns 1,250,280 shares of common stock of the Issuer, which constitutes approximately 4.9% of the Issuer's outstanding common stock. As Trustee of the Trust, he has sole power to vote and dispose of such shares. His percentage ownership decreased from 5.1% to 4.9% on or about April 30, 1998 due to the issuance of additional shares of common stock by the Issuer following the filing of Amendment No. 3 to this
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits

        None.


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CUSIP NO. 40425P 107              SCHEDULE 13D                 Page 4 of 4 pages



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

                                                  May 27, 1998
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                                             s/s Michael E. Munayyer
                                   ---------------------------------------------
                                   Michael E. Munayyer, Trustee of the
                                   Michael Munayyer Trust dated August 11, 1995